EXHIBIT 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS EXCHANGE L.P. ANNOUNCES RECORD AND EFFECTIVE DATES FOR UNIT SPLIT

BROOKFIELD, NEWS, March 10, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners Exchange L.P. (“Exchange LP”), a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP”), today announced that, in connection with BIP’s previously announced special distribution (the “Special Distribution”) of class A exchangeable subordinate voting shares (“Shares”) of Brookfield Infrastructure Corporation (“BIPC”) to holders of BIP’s limited partnership units (“BIP Units”), Exchange LP’s Board of Directors has approved a ten-for-nine unit split (the “Unit Split”) of Exchange LP’s outstanding exchangeable units (“Exchangeable Units”). The Unit Split will be implemented by way of a subdivision on March 31, 2020.

Exchange LP is undertaking the Unit Split in connection with the Special Distribution. For more information on the Special Distribution, please refer to BIP’s press release of March 10, 2020. Instead of participating directly in the Special Distribution, Exchange LP unitholders of record as of March 20, 2020 will receive approximately 0.11 of an additional Exchangeable Unit for every Exchangeable Unit held (i.e. one additional Exchangeable Unit for every nine Exchangeable Units held). Any fractional Exchangeable Units to be issued to registered Exchange LP unitholders as a result of the Unit Split will be rounded to the nearest whole Exchangeable Unit, with each half unit being rounded to the next higher unit. The Unit Split will not be taxable in Canada.

Exchange LP will use the direct registration system (“DRS”) to electronically register the additional Exchangeable Units issued pursuant to the Unit Split, rather than issuing paper certificates to registered unitholders. A DRS advice statement, indicating the additional Exchangeable Units to which registered unitholders are entitled as a result of the Unit Split, will be mailed to unitholders entitled to the Unit Split following March 31, 2020. The combination of any old Exchange LP book-entry units and the new DRS advice statement sent will represent each registered unitholder’s total post-Unit Split unitholdings. For beneficial unitholders who hold their units in an account with a broker or other intermediary, their account will be automatically updated to reflect the Unit Split.

In order to participate directly in the Special Distribution instead of receiving an additional Exchangeable Unit as described above, holders of Exchangeable Units are required to exchange their Exchangeable Units for BIP Units prior to the record date for the Special Distribution. Because such an exchange may have tax consequences, we urge such holders of Exchangeable Units to consult with their own tax, legal or financial advisors.

Brookfield Infrastructure Exchange L.P. is a subsidiary of Brookfield Infrastructure Partners L.P., a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. Brookfield Infrastructure Partners is focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $540 billion of assets under management. For more information, go to www.brookfield.com.

For more information please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “may” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the Special Distribution and the Unit Split. Although BIP and Exchange LP believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BIP and Exchange LP are subject to a number of known and unknown risks and uncertainties. In particular, the Special Distribution is subject to the approval of the United States Securities and Exchange Commission and Canadian securities regulators. Factors that could cause actual results of BIP or Exchange LP to differ materially from those contemplated or implied by the statements in this news release include risks and factors described in the documents filed by BIP with securities regulators in Canada and the United States including under “Risk Factors” in BIP’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in the U.S. registration statement that has been filed, and the final prospectus that will be filed, in connection with the Special Distribution. Except as required by law, BIP and Exchange LP undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.